UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Investment in Korea Digital Satellite Broadcasting

We hereby inform you that the board of directors of KT Corporation (the “Company” and NYSE symbol: KTC) resolved to make an equity investment in Korea Digital Satellite Broadcasting, a non-consolidated subsidiary of the Company. Details are as follows:

1.	Name of the company: Korea Digital Satellite Broadcasting Co., Ltd. (“KDSB”).

2.	Relationship with the Company: the Company is the largest shareholder of KDSB.

3.	Type of securities invested: Common shares of KDSB.

4.	Total amount of investment: Approximately Won 60 billion (8,620,000 common shares at Won 7,000 per share).

5.	Shareholding interest after investment: 27.43%.

6.	Purpose of investment: Acquisition of common shares not subscribed from public offering of newly issued common shares.

7.	Date of investment: December 29, 2003.

8.	Date of board resolution of the Company: December 24, 2003.

9.	Date of relevant disclosure: the Company previously filed related Form 6-K with the Securities and Exchange Commission on December 17, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2003

KT Corporation

By: /s/ Wha - Joon Cho

Name: Wha - Joon Cho

Title: Managing Director